UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

GoHealth, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

214 West Huron St.

Address of Principal Executive Office (Street and Number)

Chicago, IL 60654

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GoHealth, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for those reasons set forth below.

On December 31, 2021, the Company’s status as an emerging growth company ended and the Company became a large accelerated filer. As a result, the Company (i) is subject to a shortened filing deadline of 60 rather than 90 days to file the Form 10-K following the end of the Company’s annual reporting period and (ii) is, for the first time, subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”). In connection with this shorter filing timeline and the enhanced compliance obligations with respect to Section 404 of the SOX Act, the Company requires additional time to complete the assessment of the Company’s internal controls over financial reporting as of December 31, 2021, and to quantify an expected goodwill impairment charge anticipated to be completed in connection with the finalization of the Form 10-K.

The Company expects to file the Form 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Clinton P. Jones	312	386-8200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fourth quarter and year ended December 31, 2021, when filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), will reflect significant changes from the fourth quarter and full fiscal year ended December 31, 2020.

As reported in the press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated March 1, 2022 (the “Form 8-K”), based on the preliminary, unaudited financial results and select operating metrics for the fourth quarter and year ended December 31, 2021:

•

Net revenue for the fourth quarter of 2021 is expected to be in the range of $425.0 million to $470.0 million, compared with $445.9 million for the prior year period. Net revenue for the year ended December 31, 2021 is expected to be in the range of $1,040.0 million to $1,085.0 million, compared with $877.4 million for the prior year. These expected net revenue ranges are inclusive of a 15% Medicare Advantage (“MA”) lifetime value (“LTV”) constraint applied to all MA policies sold in the fourth quarter of 2021 and negative revenue adjustments relating to performance obligations satisfied in 2018, 2019, 2020 and the first nine months of 2021 (the “Lookback Adjustments”), as further described below.

•

Net loss for the fourth quarter of 2021 is expected to be in the range of $52.7 million to $38.8 million, compared with net income of $133.1 million for the prior year period. Net loss for the year ended December 31, 2021 is expected to be in the range of $155.0 million to $141.0 million, compared with net income of $97.2 million for the prior year. These expected net loss ranges exclude an expected goodwill impairment charge.

•

Adjusted EBITDA[1] for the fourth quarter of 2021 is expected to be in the range of negative $5.5 million to positive $8.5 million, compared with positive $169.9 million for the prior year period. Adjusted EBITDA[1] for the year ended December 31, 2021 is expected to be in the range of $26.5 million to $40.5 million, compared with $271.0 million for the prior year. Adjusted EBITDA[1] includes the impact of the Lookback Adjustments for both the fourth quarter of 2021 and the year ended December 31, 2021, which is expected to have an unfavorable impact in the range of $102.0 million to $109.0 million and $108.0 million to $115.0 million, respectively. The change in Adjusted EBITDA[1] is largely the result of meaningful pressures resulting from increased consumer shopping and higher than expected labor and associated costs.

•	Lookback Adjustments are expected to be in the range of $150.0 million to $160.0 million for the fourth quarter of 2021 and $160.0 million to $170.0 million for the year ended December 31, 2021.

(1)	Adjusted EBITDA is a non-GAAP measure. For a definition of Adjusted EBITDA and a reconciliation to the most comparable GAAP measure, please see below.

Additional details regarding changes in the results of operations anticipated to be disclosed in the Form 10-K compared to the corresponding periods for the prior fiscal year, along with a narrative explanation thereof, are included in the Form 8-K. The preliminary, unaudited results for the fourth quarter and year ended December 31, 2021 included in this Form 12b-25, which are the responsibility of management, were prepared by the Company’s management in connection with the preparation of the Company’s financial statements and are based upon preliminary operating results as of the date hereof, and include a number of subjective judgements and assumptions. Additional items that may require adjustments to the Company’s preliminary estimated financial information may be identified and could result in material changes to the Company’s preliminary estimated results. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such preliminary estimated financial information. Further, these preliminary estimated results are not a comprehensive statement or estimate of the Company’s financial condition or operating results for the fourth quarter and year ended December 31, 2021. These preliminary estimated results should not be viewed as a substitute for complete financial statements prepared in accordance with generally accepted accounting principles (“GAAP”). In addition, the preliminary estimated financial information is not necessarily indicative of the results to be achieved for any future period. Accordingly, investors are cautioned not to place undue reliance on this preliminary estimated financial information. See the information below under the heading “Forward-Looking Statements” and “Risk Factors” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Form 12b-15 may be forward-looking statements. Statements regarding the Company’s future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding expected financial performance and operational performance for the fourth quarter and fiscal year 2021, including with respect to revenue and Adjusted EBITDA, the growth of our membership base, and our ability to realize the potential of our market opportunity are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. There are or will be important factors that could cause the Company’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: the Company’s ability to comply with the numerous, complex and frequently changing laws regulating the marketing and sale of Medicare plans; the potential for an adverse change in the Company’s relationships with carriers, including a loss of a carrier relationship; the failure to grow the Company’s customer base or retain its existing customers; the time and cost of training agents are significant and can increase during a period of high attrition; our carriers’ ability to reduce commissions paid to the Company and adversely change their underwriting practices; significant consolidation in the healthcare industry which could adversely alter the Company’s relationships with carriers; information technology systems failures or capacity constraints interrupting the Company’s operations; factors that adversely impact the Company’s estimate of LTV; the Company’s dependence on agents to sell insurance plans; changes in the health insurance system and laws and regulation governing health insurance markets; the inability to effectively advertise the Company’s products; the Company’s ability to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in the time period that it currently expects; the possibility that the Company and the ongoing review by the Company’s independent accounting firm may identify errors or control deficiencies with respect to the Company’s accounting practices; the Company’s failure to receive a waiver or amendment to certain financial covenants in its credit facility, which may (i) result in a default or event of default thereunder, permitting the applicable lenders or agents to terminate borrowing commitments and declare all borrowings and loans, together with accrued and unpaid interest and fees, to be immediately due and payable, or to otherwise exercise rights under security documents to proceed against the Company and foreclose on the Company’s assets serving as collateral under such documents and (ii) require the Company to make an assessment in accordance with applicable accounting rules that there is substantial doubt regarding the Company’s ability to continue as a going concern; and the Company’s ability to successfully implement its business plan, including in connection with challenges caused by COVID-19 and its variants (both known and emerging).

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Form 12b-15, as well as the cautionary statements and other risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and other SEC filings. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Many of the important factors that will determine these results are beyond the Company’s ability to control or predict and are reliant on the actions taken or to be taken by third parties. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time-to-time, and it is not possible for us to predict which will arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Use of Non-GAAP Financial Measures and Key Performance Indicators

This Form 12b-15 includes supplemental measures of the Company’s performance that are derived from the Company’s consolidated financial information, but which are not presented in the Company’s Consolidated Financial Statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). These non-GAAP financial measures include net income (loss) before interest expense, income tax expense (benefit) and depreciation and amortization expense (“EBITDA”); Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is the primary financial performance measure used by management to evaluate its business and monitor its results of operations.

The Company’s management uses non-GAAP financial measures to supplement financial information presented on a GAAP basis. Management believes that excluding certain items from GAAP results allows management to better understand the Company’s consolidated financial performance from period to period and better project its future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, management believes these non-GAAP financial measures provide the Company’s stakeholders with useful information to help them evaluate the Company’s operating results by facilitating an enhanced understanding of its operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented in this Form 12b-15. For example, the Company’s non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in the Company’s industry, may calculate non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes.

The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for net income (loss) prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of each of EBITDA and Adjusted EBITDA to its most directly comparable GAAP financial measure, net income (loss), are presented in the tables below in this Form 12b-15. You are encouraged to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future periods, the Company may exclude similar items, may incur income and expenses similar to these excluded items and include other expenses, costs and non-recurring items.

Glossary

“Adjusted EBITDA” represents, as applicable for the period, EBITDA as further adjusted for share-based compensation expense, loss on extinguishment of debt, loss on sublease, non-recurring legal fees, accelerated vesting of certain equity awards, change in the fair value of contingent consideration liability and severance costs.

“Adjusted EBITDA Margin” refers to Adjusted EBITDA divided by net revenues.

Non-GAAP Financial Information Reconciliation

The following tables set forth the reconciliations of preliminary, unaudited GAAP net loss to EBITDA and Adjusted EBITDA:

	Three months ended Dec. 31, 2021		Twelve months ended Dec. 31, 2021
(in thousands)	Low	High	Low	High
Net revenues	$425,000	$470,000	$1,040,000	$1,085,000

Net loss (1)	(52,700)	(38,800)	(155,000)	(141,000)
Interest expense	9,600	9,600	33,500	33,500
Income tax expense (benefit)	100	200	—	—
Depreciation and amortization expense	30,300	30,300	107,500	107,500

EBITDA	(12,700)	1,300	(14,000)	—

Share-based compensation expense (2)	7,200	7,200	27,323	27,323
Loss on extinguishment of debt (3)	—	—	11,935	11,935
Loss on sublease (4)	—	—	1,062	1,062
Legal fees (5)	—	—	180	180

Adjusted EBITDA	$(5,500)	$8,500	$26,500	$40,500

Adjusted EBITDA margin	(1.3)%	1.8%	2.5%	3.7%

(1)	Excludes an expected goodwill impairment charge. As a non-recurring, non-cash charge it will have no impact on Adjusted EBITDA.
(2)	Represents non-cash share-based compensation expense relating to equity awards.
(3)	Represents the loss on debt extinguishment related to the Company’s term loan facility.
(4)	Represents the loss related to a sublease agreement.
(5)	Represents non-recurring legal fees unrelated to the Company’s core operations.

The following tables set forth the reconciliations of GAAP net income (loss) to EBITDA and Adjusted EBITDA for each quarter of 2020 (unaudited):

	Successor
(in thousands)	Three months ended Mar. 31, 2020	Three months ended Jun. 30, 2020	Three months ended Sep. 30, 2020	Three months ended Dec. 31, 2020	Twelve months ended Dec. 31, 2020
Net revenues	$141,010	$127,057	$163,360	$445,923	$877,350

Net income (loss)	(937)	(22,867)	(206,496)	133,100	(97,200)
Interest expense	6,756	8,986	8,636	8,591	32,969
Income tax expense (benefit)	(2)	(22)	62	5	43
Depreciation and amortization expense	24,147	24,518	24,777	25,110	98,552

EBITDA	29,964	10,615	(173,021)	166,806	34,364

Share-based compensation expense (1)	479	597	2,770	3,083	6,929
Accelerated vesting of certain equity awards (2)	—	—	209,300	—	209,300
Change in fair value of contingent consideration liability (3)	4,400	15,300	—	—	19,700
Other adjustments (4)	77	424	235	—	736

Adjusted EBITDA	$34,920	$26,936	$39,284	$169,889	$271,029

Adjusted EBITDA margin	24.8%	21.2%	24.0%	38.1%	30.9%

(1)	Represents non-cash share-based compensation expense relating to stock options, restricted stock units and time-vesting units.
(2)	Represents non-cash share-based compensation expense relating to the accelerated vesting of performance-vesting units in connection with the Company’s initial public offering (“IPO”).
(3)	Represents the change in fair value of the contingent consideration liability due to the predecessor owners of the Company arising from the Centerbridge acquisition.
(4)	Represents legal, accounting, consulting, and other indirect costs associated with the Company’s IPO and costs associated with the termination of employment.

GoHealth, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022

By:	/s/ Clinton P. Jones
Name:	Clinton P. Jones
Title:	Chief Executive Officer (Principal Executive Officer)